Exhibit 21.1

List of Principal

Subsidiaries of China Recycling Energy Corporation

The below list represents the principal subsidiaries of the registrant as of March 31, 2019.

Subsidiary Name	Jurisdiction of Incorporation	Percentage Owned
Sifang Holdings Co., Ltd.	Cayman Islands	100%
Shanghai Yinghua Financial Leasing Co., LTD	People’s Republic of China	100%
Shanghai TCH Energy Technology Co., Ltd.*	People’s Republic of China	100%
Huahong New Energy Technology Co., Ltd.*	People’s Republic of China	100%
Xi’an TCH Energy Technology Co., Ltd.*	People’s Republic of China	100%
Erdos TCH Energy Saving Development Co., Ltd.*	People’s Republic of China	100%
Xi’an Zhonghong New Energy Technology Co., Ltd.*	People’s Republic of China	100%
Zhongxun Energy Investment (Beijing) Co., Ltd*	People’s Republic of China	100%

*	Indicates subsidiary of a subsidiary.